Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-252742

AFA Multi-Manager Credit Fund

Supplement dated June 30, 2023 to the

Prospectus and Statement of Additional Information (“SAI”) dated August 31, 2022, as supplemented to date

IMPORTANT NOTICE REGARDING CHANGE TO INVESTMENT POLICY

At a meeting on June 6-7, 2023, the Fund’s Board of Trustees (the “Board”) approved a change in the name of the Fund to the “AFA Private Credit Fund.” The Board also approved changes to the Fund’s 80% investment policy. Such changes will be effective on August 31, 2023 (the “Effective Date”).

As of the Effective Date, the following changes are made subject to further revisions as recommended or advisable including in response to comments from the staff of the Securities and Exchange Commission:

1. All references to “AFA Multi-Manager Credit Fund” in the Prospectus and SAI are replaced with “AFA Private Credit Fund.”

2. The Fund’s current 80% investment policy states: “The Fund seeks to achieve its investment objectives by investing at least 80% of its net assets, including any borrowings for investment purposes, either directly or indirectly, in a range of private and public credit securities and other credit-related investments.”

Accordingly, all references to the abovementioned 80% investment policy in the Prospectus and SAI are hereby replaced with:

The Fund seeks to achieve its investment objectives by investing under normal circumstances at least 80% of its net assets, plus any borrowings for investment purposes, either directly or indirectly, in a range of private credit securities and other private credit-related investments.

3. The Fund currently has a principal investment strategy as follows:

Underlying Investments may include a wide range of instruments on a worldwide basis, including but not limited to private and public credit instruments and derivative contracts, asset backed and structured credit agreements, lease agreements, and other credit-related securities. The Fund will generally allocate more than 80% of its assets in Underlying Investments of the following types: asset-based lending, real estate lending, specialty finance, receivables financing, royalties, leasing, intellectual property lending, bank regulatory capital relief lending, peer to peer and consumer lending, litigation finance, trade finance, opportunistic credit, distressed lending, debtor-in-possession, direct lending, structured credit, collateralized loan obligations (“CLOs”), leveraged loans, and high yield bonds. The Fund may add or delete the types of Underlying Investments in which it may invest, and one or more of the investment types described above may not be represented in the Fund at any given time.

As of the Effective Date, the abovementioned paragraph in the Prospectus will be replaced by the following:

The Fund will generally allocate more than 80% of its net assets, including any borrowings for investment purposes, either directly or indirectly, in Underlying Investments of the following types: asset-based lending, receivables financing, real estate lending, specialty finance, royalties, leasing, intellectual property lending, peer to peer and consumer lending, litigation finance, trade finance, opportunistic credit, distressed lending, debtor-in-possession, and direct corporate lending. The Fund may change the types of Underlying Investments in which it may invest, and one or more of the investment types described above may not be represented in the Fund at any given time. The Fund may also invest in public credit-related securities, including leveraged loans, high yield bonds, structured credit, collateralized loan obligations (“CLOs”), public credit instruments and derivative contracts, and other public credit-related securities.

4. The following disclosure is added to the section “THE FUND MAY CHANGE ITS INVESTMENT OBJECTIVE, POLICIES, RESTRICTIONS, STRATEGIES, AND TECHNIQUES” in the SAI:

The Fund will provide shareholders with at least 60 days’ notice prior to changing the policy to invest under normal circumstances 80% of its net assets, plus the amount of any borrowings for investment purposes, either directly or indirectly, in a range of private credit securities and other private credit-related investments.

Please keep this Supplement for future reference.

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